Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated February 6, 2017

Registration Nos. 333-207181 and 333-207181-01

Vale prices US$ 1.0 billion notes due 2026

Rio de Janeiro, February 6, 2017 – Vale S.A. (Vale) hereby announces the pricing of the offering by its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) of US$ 1,000,000,000 6.250% Guaranteed Notes due August 2026 guaranteed by Vale. The notes will be consolidated with, and form a single series with, Vale Overseas’s US$ 1 billion 6.250% notes due 2026 issued on August 10, 2016.

The notes will bear a coupon of 6.250% per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount.  These notes will mature in August 10, 2026 and were priced with a spread of 278.3 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.200%.

The notes are rated BBB- by Standard & Poor’s Rating Services, Ba3 by Moody’s Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings.  The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale.  The guaranty will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale intends to apply the net proceeds from the offering towards the redemption price of Vale’s €750,000,000 4.375% notes due 2018, which mature in March 2018, and otherwise for general corporate purposes.

Banco Bradesco BBI S.A., BB Securities Ltd., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Santander Investment Securities Inc. are acting as joint lead managers and joint bookrunners, and Mizuho Securities USA Inc. and SMBC Nikko Securities America, Inc. acted as co-managers.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes.  Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at +1 (866) 846-2874, MUFG Securities Americas Inc. at +1 (877) 649-6848 or Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367 5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.